RUSSELL INVESTMENT COMPANY

AMENDMENT TO THIRD AMENDED AND RESTATED MASTER TRUST AGREEMENT

Regarding Designation of Sub-Trusts

AMENDMENT NO.         to the Third Amended and Restated Master Trust Agreement dated March 1, 2018 (referred to herein as the “Agreement”), done this          day of              20    , by the Trustees under such Agreement.

WITNESSETH:

WHEREAS, Section 4.1 of the Agreement provides the Trustees shall have exclusive power without the requirement of shareholder approval to establish and designate such separate and distinct Sub-Trusts, and to fix and determine the relative rights and preferences as between the shares of the separate Sub-Trusts;

WHEREAS, Section 4.1 of the Agreement authorizes the Trustees to establish and designate Sub-Trusts and classes thereof;

WHEREAS, Section 4.2 of the Agreement provides that the Trustees may fix and determine certain relative rights and preferences of the shares of the Sub-Trusts in accordance with the provisions of such Section 4.2;

WHEREAS, the Trustees wish to establish and designate additional Sub-Trusts and classes of shares of interest in such Sub-Trusts, and fix and determine certain relative rights and obligations of the shares of said classes of such Sub-Trusts; and

WHEREAS, Section 4.1 of the Agreement provides that a Trustee may act for such purpose without shareholder approval.

NOW, THEREFORE, the Trustees hereby establish and designate the following sub-trusts and authorize the designation of classes of shares:

Section 4.2 Establishment and Designation of Sub-Trusts and Classes.

Without limiting the authority of the Trustees set forth in Section 4.1 of the Agreement to establish and designate any further Sub-Trusts, and without affecting the rights and preferences of any existing Sub-Trust or class of any existing Sub-Trust, the Trustees hereby establish and designate two additional Sub-Trusts designated as the Real Assets Fund and the Tax-Managed Real Assets Fund.

The Shares of the Sub-Trusts shall be designated as follows:

Sub-Trust	Designation

Real Assets Fund	A, C, C1, E, M, P, R6, S and T Shares
Tax-Managed Real Assets Fund	A, C, C1, E, M, P, S and T Shares

The Sub-Trusts shall have all the relative rights and preferences granted by the Agreement to the existing Sub-Trusts including those listed in Section 4.2 of the Agreement.

In furtherance thereof, the Trustees direct that the new Shares of each Sub-Trust shall have all the relative rights and preferences set forth in Section 4.2 of the Agreement, shall represent an equal proportionate interest in the underlying assets and liabilities of the Sub-Trust, and shall generally have identical voting, dividend, liquidation and other rights, preferences, powers, restrictions, limitations, obligations, qualifications and terms and conditions as all other Shares of the Sub-Trust, except as set forth in the Agreement.

IN WITNESS WHEREOF, the undersigned have hereunto set their hands and seals for themselves and their assigns, as of the day and year first above written. This instrument may be executed in one or more counterparts, all of which shall together constitute a single instrument.

Thaddas L. Alston	Katherine W. Krysty

Kristianne Blake	Mark Spina

Cheryl Burgermeister	Raymond P. Tennison

Jack R. Thompson

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